United States securities and exchange commission logo





                              August 30, 2021

       David V  lez Osorno
       Chief Executive Officer
       Nu Holdings Ltd.
       Campbells Corporate Services Limited, Floor 4
       Willow House, Cricket Square, KY1-9010
       Grand Cayman, Cayman Islands

                                                        Re: Nu Holdings Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August 2,
2021
                                                            CIK No. 0001691493

       Dear Mr. Osorno:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1.                                                   Please separately
quantify the number of overallotment shares to be sold by the company and the selling
shareholders.
       Prospectus Summary
       Overview, page 1

   2. Please balance your Overview discussion by addressing the company's recent history of net losses. As
appropriate, please also discuss the company's historical financial results in the Risk Factors
Summary and Risk Factors section.
 David V  lez Osorno
Nu Holdings Ltd.
August 30, 2021
Page 2
3. Please disclose the source of your statements on page 1 that you are "the largest digital banking platform in the world, outside of Asia" and on page 6 that you "have built the largest digital banking platform globally." In addition, on page 6 disclose the next three largest digital banking platforms in the United States, Europe and Latin America.
4. We note your reference in the summary and elsewhere in the prospectus to your 36.9 million customers as well as your less prominent discussion of your active customers.
         Please revise to discuss why you believe customers is a useful metric to understanding your business, how management utilizes the customers and active customers metrics, and any material limitations or assumptions associated with these metrics. Please also explain in greater detail how the customers metric was constructed, including a discussion of why accounts that have been voluntarily closed are included.
Prospectus Summary
Overview
Welcome to Nu, page 1

5. Please disclose how you calculated 86% organic customer growth in 2020 and that you are the primary bank for over 40% of your customers who have been with you for more than 12 months as of March 31, 2021.
Non-IFRS Financial Measures and Reconciliations, page 25

6. You disclose that Adjusted Net loss for the year ended 2020 increased 81.1% from 2019 as reported. However, it appears that the net loss declined 81.1%. Please revise as appropriate.
7. Please quantify in a separate line item and clearly explain, the related tax impact on your non-IFRS adjustments, as applicable. Refer to Question 102.11 of Non-GAAP Financial
         Measures - Compliance & Disclosure Interpretations ("CD&I") for further guidance.
Risk Factors
Risks Relating to Intellectual Property, Privacy and Cybersecurity , page 49

8. Please add a risk factor to disclose the nature of your board of director's role in overseeing your cybersecurity risk management, the manner in which the board administers this
         oversight function and any effect this has on the board   s leadership
structure.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Nu Journey, page 99
FirstName LastNameDavid V  lez Osorno
9. Please expand your discussion to present your Nu Journey/growth by financial season and
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       product so thatHoldings
                       investorsLtd.
                                   can evaluate the impact on trends between
underwriting,
Augustproduct  and
        30, 2021    cost2 of risk.
                 Page
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FirstName LastNameDavid  V  lez Osorno
Nu Holdings  Ltd.
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           2021    Holdings Ltd.
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Our Self-Reinforcing Model, page 100

10. You disclose the four dimensions of your self-reinforcing model; low cost to acquire, low cost to serve, low cost of risk and low cost of funding that fundamentally differentiate you from traditional incumbent institutions. Please expand your Low Cost of Risk discussion to address the following:

                Disclose customers risk ratings/behavior scores for the periods presented that contributed to the 45% decline in credit card 90-day delinquency rates from roughly
              4.9% at 4Q19 to 2.7% at 1Q21. To the extent such changes were driven by change in product mix and or credit limits, please also provide supporting metrics;
                Please disclose how credit limits are utilized in managing credit risk; and
                Disclose the impact of the reduction in credit limits during the Covid-19 pandemic on the decline on delinquency rate from roughly 4.9% pre-pandemic to 2.7% post pandemic as disclosed on page 107.

Results of Operations, page 119

11. Please disaggregate the following consistent with the presentation in Notes 6 and 8 to your consolidated financial statements for the year ended December 31, 2020 and provide explanations for period over period changes, including reference to related metrics:

                Interest income and gains (losses) on financial instruments; Fee and commission income;
                Interest and other financial expenses
                Transactional expenses; and
                Operating expenses
Critical Accounting Estimates and Judgments
Credit Losses on Financial Instruments, page 131

12.      Please enhance your disclosure to explain why your base case of US$
242.6 as presented
         in your sensitivity analysis, for Brazilian credit card and loan operations, is greater than the Modeled ECL of US$ 192.6 and or revise your disclosures accordingly.
Management's Discussion and Analysis of Financial Condition
Capital Management, page 138

13. Please include a complete description, or cross-reference to a description, of thet capital requirements you are subject to under CMN Resolution No. 4,193/13 and the Central
         Bank of Brazil   s Circular No. 3,681/13 referenced on page 138.
 David V  lez Osorno
FirstName LastNameDavid  V  lez Osorno
Nu Holdings  Ltd.
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Business, page 162

14. We note that you generate revenue from business activities in Brazil, Mexico and
         Columbia. We also note your disclosure on page 98 that you offer products for "financial seasons" of (1) spending, (2) saving, (3) investing, (4) borrowing and
(5) protecting.
         Please revise your business section disclosure to provide a more complete description, including quantification on a percentage basis if possible, of the relative contributions to your business and revenues from each of the three countries of operations, and each of the five "financial seasons" products.
15. We note that this section includes multiple images from your mobile application and/or website in Portuguese. Please comply with Securities Act Rule 403(c)(1) if you elect to include pages from the website or the mobile application in a foreign language as part of the prospectus. In the alternative, remove images in Portuguese. Influencer Partnerships, page 185

16. We note your references to the partnership with Brazilian pop star Anitta, who has also joined your board of directors in June 2021. If she is compensated for this partnership, disclose the amount of compensation. In addition, consider whether such compensation, if any, should also be included in the related party transactions section.
Social Media, page 186

17. We note your disclosure that you "have attracted approximately 9 million followers and
         24 million impressions across all social channels." Please briefly explain what you meant by "impressions" here.
Properties, page 192

18. Please disclose whether you own or lease your offices and provide an approximate square footage for office space in each country.
Employment Agreements, page 202

19. We note your disclosure here that "certain of [y]our executive officers have entered into employment agreements" with you. Please disclose which executive officers you are referring to here.
Certain Relationships and Related Party Transactions, page 210

20. We note your disclosure on page 208 relating to the issuance of stock to Rua California
         Ltd., an entity controlled by your founding shareholder David Velez Osorno. Please revise to include this transaction in the related party transactions section and in the recent sales of unregistered securities section or advise.
21. We note that your affiliate NuInvest is one of the underwriters in this offering. Please
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Nu Holdings  Ltd.
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         disclose the nature and extent of this proposed transaction in the related party section of the prospectus. Refer to Item 7.B.1 of Form 20-F.
Note 12 Credit card receivables, page F-105

22. Please disclose credit card receivables by financial season and or product including related credit metrics in Note 12 to enable investors to evaluate expected credit losses, including changes in the amount of expected credit losses and reasons for those changes. Refer to
         IFRS 7, paragraph 35B.
23.      Please expand your Breakdown by maturity to address the following:

                Disclose that accounts 30 < 60 days and > 60 days as presented are not overdue and are related to installments and revolving receivables; and
                Disaggregate amounts greater than 90 days consistent with how you evaluate whether there has been a significant increase in credit risk.
24. Please address the following in your credit loss allowance - changes table:

               Separately disclose the impact to the loss allowance from new accounts;
               Disaggregate net increase of loss allowance of 160,770 to separately present recoveries and reversals and tell us why it does not agree to credit card receivables credit loss allowance expense of 142,568 on page F-98; Disaggregate the credit/remeasurement impact of transfers between stages;
             Separately disclose the impact of repayments/settlement of outstanding balances; and
             Separately disclose the impact of changes to risk, parameters and models.
         Refer to IFRS 7, paragraph 35B.
25. We note your disclosure of credit loss allowance - by credit quality vs stages and that in determining whether there has been a significant increase in credit risk, Stage 2, you compare current client behavior scores with the score upon credit approval. Please disclose how client behavior scores map to probability of default and stages. Refer to
         IFRS 7, paragraph 35B.
Item 7. Recent Sales of Unregistered Securities
Preferred Share Issuances, page II-2

26. Please revise all share related disclosures throughout the registration statement to reflect the impact of all share splits. Refer to SAB Topic 4(C) - Change in Capital Structure.
Item 8. Exhibits and Financial Statement Schedules, page II-3

27. We note your reference to U.S. tax counsel opinion by Davis Polk & Wardwell LLP on page 247. Please file it as an exhibit to your registration statement or advise.
28. Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so. In this regard, we note
 David V  lez Osorno
Nu Holdings Ltd.
August 30, 2021
Page 6
         your references to the following agreements in the prospectus:
             June 2019 subordinated financial letter of Nu Financeira on page
129;
             loan credit facility with Bank of America Mexico, S.A on page 129; term loan credit facility with J.P. Morgan Mexico S.A. on page
129;
             term loan credit facility with an affiliate of Goldman Sachs & Co. on page 129;
             partnerships with Chubb and Remessa Online on page 178; and deposit agreement on page 238.
General

29. We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate ("CAGR"). Because CAGR only
         represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
31. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.
32. We note that your forum selection provision identifies the Grand Court of the Cayman
       Islands as the exclusive forum for certain litigation, including any derivative action.
       Please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Because this exclusive forum provision applies to actions arising under the Securities Act, but does not apply to actions arising under the
FirstName LastNameDavid V  lez Osorno
       Exchange Act, please also ensure the governing documents state this clearly or tell us how
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       you will       Holdings
                 inform          Ltd.
                          investors in future filings that the provision does
not apply to actions
Augustarising  under
        30, 2021  Pagethe6 Exchange Act.
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FirstName LastNameDavid  V  lez Osorno
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       You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance